UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Gordmans Stores, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

38269P100

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒   Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38269P100	13G	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Sun Gordmans, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,873,719 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,873,719 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,873,719 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 50.8% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages set forth on the cover pages to this Schedule 13G were calculated based on 19,429,264 shares outstanding as of November 29, 2012 as disclosed in Gordmans Stores, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 29, 2012.

CUSIP No. 38269P100	13G	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Sun Capital Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,873,719 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,873,719 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,873,719 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 50.8% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages set forth on the cover pages to this Schedule 13G were calculated based on 19,429,264 shares outstanding as of November 29, 2012 as disclosed in Gordmans Stores, Inc.’s Quarterly Report on Form 10-Q filed with the Commission on November 29, 2012.

CUSIP No. 38269P100	13G	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Sun Capital Advisors V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,873,719 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,873,719 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,873,719 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 50.8% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages set forth on the cover pages to this Schedule 13G were calculated based on 19,429,264 shares outstanding as of November 29, 2012 as disclosed in Gordmans Stores, Inc.’s Quarterly Report on Form 10-Q filed with the Commission on November 29, 2012.

CUSIP No. 38269P100	13G	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Sun Capital Partners V, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,873,719 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,873,719 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,873,719 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 50.8% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

All percentages set forth on the cover pages to this Schedule 13G were calculated based on 19,429,264 shares outstanding as of November 29, 2012 as disclosed in Gordmans Stores, Inc.’s Quarterly Report on Form 10-Q filed with the Commission on November 29, 2012.

CUSIP No. 38269P100	13G	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Sun Holdings V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,873,719 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,873,719 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,873,719 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 50.8% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

All percentages set forth on the cover pages to this Schedule 13G were calculated based on 19,429,264 shares outstanding as of November 29, 2012 as disclosed in Gordmans Stores, Inc.’s Quarterly Report on Form 10-Q filed with the Commission on November 29, 2012.

CUSIP No. 38269P100	13G	Page 7 of 15 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Marc J. Leder
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,873,719 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,873,719 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,873,719 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐ ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 50.8% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) IN

All percentages set forth on the cover pages to this Schedule 13G were calculated based on 19,429,264 shares outstanding as of November 29, 2012 as disclosed in Gordmans Stores, Inc.’s Quarterly Report on Form 10-Q filed with the Commission on November 29, 2012.

CUSIP No. 38269P100	13G	Page 8 of 15 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Rodger R. Krouse
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,873,719 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,873,719 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,873,719 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 50.8% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) IN

All percentages set forth on the cover pages to this Schedule 13G were calculated based on 19,429,264 shares outstanding as of November 29, 2012 as disclosed in Gordmans Stores, Inc.’s Quarterly Report on Form 10-Q filed with the Commission on November 29, 2012.

Item 1(a)	Name of Issuer:

Gordmans Stores, Inc. (the “Company”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are located at 12100 West Center Road, Omaha, Nebraska 68144.

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act: Sun Gordmans, LP (“Sun Gordmans”), Sun Capital Partners V, L.P. (“SCP V”), Sun Capital Advisors V, L.P. (“Sun Advisors V”), Sun Capital Partners V, Ltd. (“Sun Partners V Ltd.”), Sun Holdings V, LLC (“Sun Holdings V”), Marc J. Leder and Rodger R. Krouse (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated February 5, 2013, a copy of which is attached as Exhibit A to this Statement, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Sun Capital Partners, Inc., 5200 Town Circle Center, Suite 600, Boca Raton, Florida 33486.

Item 2(c)	Citizenship:

Sun Gordmans and Sun Holdings V are organized under the laws of the State of Delaware.

Sun Partners V Ltd., SCP V and Sun Advisors V are organized under the laws of the Cayman Islands.

Messrs. Leder and Krouse are citizens of the United States.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e)	CUSIP Number:

38269P100

CUSIP No. 38269P100	13G	Page 10 of 15 Pages

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4	Ownership:

(a)	Amount beneficially owned: In the aggregate, the Reporting Persons beneficially own 9,873,719 shares of Common Stock directly held by Sun Gordmans. Sun Holdings V is the general partner of Sun Gordmans. Sun Gordmans is a wholly owned subsidiary of SCP V. Messrs. Leder and Krouse each own fifty percent (50%) of Sun Partners V Ltd., which in turn is the general partner of Sun Advisors V, which in turn is the general partner of SCP V. As a result of these relationships, each Reporting Person has shared voting and dispositive power with respect to the shares of Common Stock directly held by Sun Gordmans.

(b)	Percent of class: In the aggregate, the Reporting Persons beneficially own 9,873,719 shares of the Common Stock, or 50.8% of the total number of shares outstanding, by virtue of the 9,873,719 shares of Common Stock directly held by Sun Gordmans.

CUSIP No. 38269P100	13G	Page 11 of 15 Pages

All percentages calculated in this Schedule 13G are based upon an aggregate of 19,429,264 shares of Common Stock outstanding as of November 29, 2012 as disclosed in the Company’s Quarterly Report on Form 10-Q filed on November 29, 2012.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.

(ii)	shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.

(iii)	sole power to dispose or to direct the disposition of: See Item 7 on the cover pages hereto.

(iv)	shared power to dispose or to direct the disposition of: See Item 8 on the cover pages hereto.

The filing of this Schedule 13G shall not be construed as an admission that any Reporting Person is, for purposes of Section 13(d) of the Act or otherwise, the beneficial owner of securities held by Gordmans Stores, Inc. or its affiliates.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2013

By:	/s/ Marc J. Leder
Name: Marc J. Leder

By:	/s/ Rodger R. Krouse
Name: Rodger R. Krouse

SUN CAPITAL PARTNERS V, LTD.

By:	/s/ Michael J. McConvery
Name: Michael J. McConvery
Its: Vice President & Assistant Secretary

SUN CAPITAL ADVISORS V, L.P.

By:	Sun Capital Partners V, Ltd.
Its: General Partner

By:	/s/ Michael J. McConvery
Name: Michael J. McConvery
Its: Vice President & Assistant Secretary

SUN CAPITAL PARTNERS V, L.P.

By:	Sun Capital Advisors V, L.P.
Its: General Partner

By:	/s/ Michael J. McConvery
Name: Michael J. McConvery
Its: Vice President & Assistant Secretary

SUN HOLDINGS V, LLC By: Sun Capital Partners V, L.P. Its: Managing Member

By:	/s/ Michael J. McConvery
Name: Michael J. McConvery
Its: Vice President & Assistant Secretary

SUN GORDMANS, LP By: Sun Holdings V, LLC Its: General Partner

By:	/s/ Michael J. McConvery
Name: Michael J. McConvery
Its: Vice President & Assistant Secretary

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Gordmans Stores, Inc. may be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 5, 2013

By:	/s/ Marc J. Leder
Name: Marc J. Leder

By:	/s/ Rodger R. Krouse
Name: Rodger R. Krouse

SUN CAPITAL PARTNERS V, LTD.

By:	/s/ Michael J. McConvery
Name: Michael J. McConvery
Its: Vice President & Assistant Secretary

SUN CAPITAL ADVISORS V, L.P.

By:	Sun Capital Partners V, Ltd.
Its: General Partner

By:	/s/ Michael J. McConvery
Name: Michael J. McConvery
Its: Vice President & Assistant Secretary

SUN CAPITAL PARTNERS V, L.P.

By:	Sun Capital Advisors V, L.P.
Its: General Partner

By:	/s/ Michael J. McConvery
Name: Michael J. McConvery
Its: Vice President & Assistant Secretary

SUN HOLDINGS V, LLC By: Sun Capital Partners V, L.P. Its: Managing Member

By:	/s/ Michael J. McConvery
Name: Michael J. McConvery
Its: Vice President & Assistant Secretary

SUN GORDMANS, LP By: Sun Holdings V, LLC Its: General Partner

By:	/s/ Michael J. McConvery
Name: Michael J. McConvery
Its: Vice President & Assistant Secretary